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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C   20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)*


                                    BayBanks, Inc.
                                   (NAME OF ISSUER)

                            Common Stock, $2.00 par value
                            (TITLE OF CLASS OF SECURITIES)

                                     072723-10-9
                                     CUSIP NUMBER


          Check the following box if a fee is being paid with this statement. ____ (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















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          CUSIP NO. 072723-10-9

          1.   NAME OF REPORTING PERSON
                 S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Marine Midland Bank as co-trustee of the BayBanks Savings, Profit Sharing and Stock Ownership Trust (the "Trust")

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

               Not applicable.
                    (A)
                    (B)

          3.   SEC USE ONLY

          4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Marine Midland Bank is a state-chartered bank organized under the laws of the State of New York.

            NUMBER OF    5.  SOLE VOTING POWER

             SHARES                0

          BENEFICIALLY   6.  SHARED VOTING POWER

            OWNED BY               1,287,486

              EACH       7.  SOLE DISPOSITIVE POWER

            REPORTING              0

             PERSON      8.  SHARED DISPOSITIVE POWER

              WITH                 1,287,486

          9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,287,486

          10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *

               Not applicable.

          11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.78 percent of 18,997,923 shares of Common Stock outstanding as of December 31, 1994

          12.  TYPE OF REPORTING PERSON *
                    EP





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          The filing of this Statement on Schedule 13G is made by Marine
          Midland Bank, as co-trustee (the "Trustee") of the BayBanks Savings, Profit Sharing and Stock Ownership Trust (the "Trust," or the "Plan") voluntarily and does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement for the Trust and the Trustee. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

          Item 1(a) NAME OF ISSUER:

                    BayBanks, Inc.

          Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    175 Federal Street
                    Boston, MA  02110

          Item 2(a) NAME OF PERSON FILING:

                    Marine Midland Bank as co-trustee of the BayBanks Savings, Profit Sharing and Stock Ownership Trust for employees of BayBanks, Inc. and Affiliated Companies

          Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                    c/o Marine Midland Bank
                    250 Park Avenue
                    New York, New York 10177
                    Attention:  Stephen J. Hartman

          Item 2(c) CITIZENSHIP:

                    The Trust has been organized under the laws of the State of Massachusetts. The Trustee is a state chartered bank organized under the laws of the State of New York.

          Item 2(d) TITLE OF CLASS OF SECURITIES:

                    Common Stock, $2.00 par value.

          Item 2(d) CUSIP NUMBER:

                    072723-10-9











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          Item 3    THE PERSON FILING THIS STATEMENT IS A:

                    [b] [x] Bank as defined in Section 3(a)(6) of the Act.

                    [f] [x] The Trust is an Employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

          Item 4    OWNERSHIP

                    (a)  Amount Beneficially Owned:  1,287,486<F1>

                    (b)  Percent of Class:  6.78 percent

                    (c)  Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote:

                                            0

                      (ii)   shared power to vote or to direct the vote:

                                         1,287,486<F1>

                     (iii)   sole power to dispose or direct the
                             disposition of:

                                             0

                      (iv)   shared power to dispose or direct the
                             disposition of:

                                        1,287,486<F1>

          <F1> Of the 1,287,486 shares of Common Stock reported herein,
          551,526 shares are held in the BayBanks, Inc. Common Stock Fund (the "Common Stock Fund") portion of the Trust (all of which are allocated to accounts of participants) and 735,960 are held in the Issuer's Employee Stock Ownership Plan (the "ESOP"). Under the Plan, the Trustee votes all shares in the Common Stock Fund portion of the Trust in accordance with the voting instructions received from participants in that fund and votes all allocated and unallocated shares of Common Stock in the ESOP in accordance with the voting instructions received from participants with allocated shares. The Plan provides that, in a tender offer, the Trustee will tender allocated ESOP shares and shares in the Common Stock Fund as instructed by the respective participants and will tender unallocated ESOP shares in the same proportion as it tenders allocated ESOP shares. 329,465 shares of Common Stock reported herein are allocated to accounts of participants of ESOP.






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          Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    Not applicable.

          Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                    ANOTHER PERSON:

                    Participants of the Plan are entitled to receive certain distributions or assets held by the Trust.
                    Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock reflected in this Schedule 13G.

          Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                    Not applicable.

          Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                    GROUP:

                    Not applicable.

          Item 9    NOTICE OF DISSOLUTION OF GROUP:

                    Not applicable.

          Item 10   CERTIFICATION:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





















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                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 9, 1995
                                        ________________
                                             Date



                                        Marine Midland Bank (not in its
                                        individual or corporate capacity
                                        but solely as Trustee)

                                         /s/ Stephen J. Hartman
                                        _______________________________
                                                Signature
                                        Stephen J. Hartman
                                        Administrative Vice President
                                        _______________________________
                                            Name/Title